SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 14D-9/A

Solicitation/Recommendation Statement under
Section 14(d)(4) of the Securities Exchange Act of 1934

Amendment No. 25

ENGELHARD CORPORATION
(Name of Subject Company)

ENGELHARD CORPORATION
(Name of Person(s) Filing Statement)

Common Stock, par value $1.00 per share
(including the associated Series A Junior Participating Preferred Stock Purchase Rights)
(Title of Class of Securities)

292845104

(CUSIP Number of Class of Securities)

Arthur A. Dornbusch II, Esq.
Vice President, General Counsel and Secretary
Engelhard Corporation
101 Wood Avenue
Iselin, New Jersey 08830
(732) 205-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of the Person(s) Filing Statement)

With Copies to:
Kenneth W. Orce, Esq.
W. Leslie Duffy, Esq.
Cahill Gordon & Reindel LLP
80 Pine Street
New York, New York 10005
(212) 701-3000

⁪ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 25 (this “Amendment”) amends and supplements the Solicitation / Recommendation Statement on Schedule 14D-9 filed on January 23, 2006, as amended by Amendments No. 1, 2, 3, 4, 5, 6, 7, 8, 9, 10, 11, 12, 13, 14, 15, 16, 17, 18, 19, 20, 21, 22, 23 and 24 (as so amended, the “Schedule 14D-9”), by Engelhard Corporation, a Delaware corporation (the “Company” or “Engelhard”). Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Schedule 14D-9.

Item 8. Additional Information.

Item 8 is hereby amended and supplemented by adding the following at the end thereof:

On May 12, 2006, the Company filed its proxy statement and definitive additional soliciting material, both dated May 12, 2006, with the SEC.

Item 9. Exhibits

Item 9 of the Schedule 14D-9 is hereby amended and restated as follows:

Exhibit No.	Description
(a)(1)	Letter to Shareholders of Engelhard Corporation, dated January 23, 2006, from Barry W. Perry, Chairman and Chief Executive Officer of Engelhard Corporation.*
(a)(2)	Text of email to Employees of Engelhard Corporation, dated January 23, 2006, from Barry W. Perry, Chairman and Chief Executive Officer of Engelhard Corporation.*
(a)(3)	Press Release, dated January 23, 2006.*
(a)(4)	Letter to Barry W. Perry, dated December 21, 2005, from Dr. Jürgen Hambrecht, Chairman of BASF.*
(a)(5)	Letter to Barry W. Perry, dated December 21, 2005, from Dr. Jürgen Hambrecht, Chairman of BASF.*
(a)(6)	Letter to Barry W. Perry, dated December 22, 2005, from Dr. Jürgen Hambrecht, Chairman of BASF.*
(a)(7)	Letter to Barry W. Perry, dated December 27, 2005, from Dr. Jürgen Hambrecht, Chairman of BASF.*
(a)(8)	Letter to the Board of Directors of Engelhard Corporation, dated January 3, 2006, from Dr. Jürgen Hambrecht, Chairman of BASF.*
(a)(9)	Letter to Dr. Jürgen Hambrecht, Chairman of BASF, dated January 23, 2006, from Barry W. Perry, Chairman and Chief Executive Officer of Engelhard Corporation.*
(a)(10)	Press release, dated January 27, 2006.*
(a)(11)	Investor Presentation entitled “Engelhard Response to BASF Offer”.*

Exhibit No.	Description
(a)(12)	Press release, dated February 2, 2006 (incorporated by reference to Form 8-K filed with the SEC on February 2, 2006).
(a)(13)	Conference Call Transcript (incorporated by reference to Form 8-K filed with the SEC on February 6, 2006).
(a)(14)	Press release, dated February 6, 2006 (incorporated by reference to Form 8-K filed with the SEC on February 6, 2006).
(a)(15)	Press release, dated February 8, 2006 (incorporated by reference to Form 8-K filed with the SEC on February 8, 2006).
(a)(16)	Press release, dated February 16, 2006 (incorporated by reference to Form 8-K filed with the SEC on February 16, 2006).
(a)(17)	Press release, dated March 1, 2006 (incorporated by reference to Form 8-K filed with the SEC on March 1, 2006).
(a)(18)	Press release, dated March 7, 2006 (incorporated by reference to Form 8-K filed with the SEC on March 7, 2006).
(a)(19)	Press release, dated March 16, 2006 (incorporated by reference to Form 8-K filed with the SEC on March 16, 2006).
(a)(20)	Press release, dated March 16, 2006 (incorporated by reference to Form 8-K filed with the SEC on March 16, 2006).
(a)(21)	Press release, dated March 21, 2006 (incorporated by reference to Form 8-K filed with the SEC on March 21, 2006).
(a)(22)	Press release, dated March 23, 2006 (incorporated by reference to Form 8-K filed with the SEC on March 23, 2006).
(a)(23)	Press release, dated March 28, 2006 (incorporated by reference to Form 8-K filed with the SEC on March 28, 2006).
(a)(24)	Press release, dated April 10, 2006 (incorporated by reference to Form 8-K filed with the SEC on April 10, 2006).
(a)(25)	Press release, dated April 12, 2006 (incorporated by reference to Form 8-K filed with the SEC on April 12, 2006).
(a)(26)	Press release, dated April 17, 2006 (incorporated by reference to Form 8-K filed with the SEC on April 17, 2006).
(a)(27)	Press release, dated April 20, 2006 (incorporated by reference to Form 8-K filed with the SEC on April 20, 2006).

Exhibit No.	Description
(a)(28)	Press release, dated April 26, 2006 (incorporated by reference to Form 8-K filed with the SEC on April 26, 2006).
(a)(29)	Press release, dated April 26, 2006 (incorporated by reference to Form 8-K filed with the SEC on April 26, 2006).
(a)(30)	Investor Presentation entitled “Recapitalization Plan” (incorporated by reference to Form 8-K filed with the SEC on April 26, 2006).
(a)(31)
Text of email to Employees of Engelhard Corporation, dated April 26, 2006, from Barry W. Perry, Chairman and Chief Executive Officer of Engelhard Corporation (incorporated by reference to Form 8-K filed with the SEC on April 26, 2006).

(a)(32)	Opinion of Merrill Lynch, Pierce, Fenner & Smith Incorporated, dated April 25, 2006.*
(a)(33)	Commitment Letter of JPMorgan Chase Bank, N.A., J.P. Morgan Securities Inc., Merrill Lynch Bank USA and Merrill Lynch, Pierce, Fenner & Smith, dated April 25, 2006.*
(a)(34)	Amendment of the By-Laws of Engelhard Corporation (incorporated by reference to Form 8-K filed with the SEC on April 26, 2006).
(a)(35)	Preliminary Proxy Statement, dated April 26, 2006 (incorporated by reference to Form 14A filed with the SEC on April 26, 2006).*
(a)(36)	Conference Call Transcript (incorporated by reference to Form 8-K filed with the SEC on May 1, 2006).
(a)(37)	Press release, dated May 1, 2006 (incorporated by reference to Form 8-K filed with the SEC on May 1, 2006).
(a)(38)	Press release, dated May 4, 2006 (incorporated by reference to Form 8-K filed with the SEC on May 4, 2006).
(a)(39)	Schedule TO, dated May 5, 2006 (incorporated by reference to Schedule TO filed with the SEC on May 5, 2006).*
(a)(40)	Press release, dated May 8, 2006 (incorporated by reference to Form 8-K filed with the SEC on May 8, 2006).
(a)(41)	Preliminary Proxy Statement, dated May 8, 2006 (incorporated by reference to Form 14A filed with the SEC on May 8, 2006).*
(a)(42)	Quarterly Report on Form 10-Q for the quarter ended March 31, 2006 (incorporated by reference to Form 10-Q filed with the SEC on May 9, 2006).*
(a)(43)	Preliminary Proxy Statement, dated May 11, 2006 (incorporated by reference to Form 14A filed with the SEC on May 11, 2006).*

Exhibit No.	Description
(a)(44)	Proxy Statement, dated May 12, 2006 (incorporated by reference to Form 14A filed with the SEC on May 12, 2006).*
(a)(45)	Definitive additional soliciting material, dated May 12, 2006 (incorporated by reference to Form 14A filed with the SEC on May 12, 2006).*

(e)(1)
Rights Agreement, dated as of October 1, 1998 between the Company and ChaseMellon Shareholder Services, L.L.C., as Rights Agent (incorporated by reference to Form 8-K filed with the SEC on October 29, 1998).

(e)(2)	Employment Agreement for Barry W. Perry, effective August 2, 2001 (incorporated by reference to Form 10-Q filed with the SEC on August 13, 2001).
(e)(3)	Amendment to Employment Agreement for Barry W. Perry, effective February 13, 2002 (incorporated by reference to Form 10-K filed with the SEC on March 21, 2002).
(e)(4)	Amendment to Employment Agreement for Barry W. Perry, effective February 3, 2005 (incorporated by reference to Form 8-K filed with the SEC on February 3, 2005).
(e)(5)	2004 Share Performance Incentive Plan for Barry W. Perry, effective February 12, 2004 (incorporated by reference to Form 10-K filed with the SEC on March 11, 2004).
(e)(6)	Engelhard Corporation Form of Change in Control Agreement (incorporated by reference to Form 10-Q filed with the SEC on May 8, 2003).
(e)(7)	Engelhard Corporation Annual Restricted Cash Incentive Compensation Plan, effective as of December 15, 2000 (incorporated by reference to Form 10-K filed with the SEC on March 30, 2001).
(e)(8)	Engelhard Corporation 2002 Long Term Incentive Plan, effective May 2, 2002 (incorporated by reference to the 2001 Proxy Statement filed with the SEC on March 26, 2002).
(e)(9)	Engelhard Corporation Stock Option Plan of 1991—conformed copy includes amendments through March 2002 (incorporated by reference to Form 10-K filed with the SEC on March 25, 2003).
(e)(10)
Engelhard Corporation Stock Option Plan of 1999 for Certain Key Employees (Non Section 16(b) Officers), effective February 1, 2001—conformed copy includes amendments through March 2001 (incorporated by reference to Form 10-K filed with the SEC on March 25, 2003).

(e)(11)
Deferred Compensation Plan for Key Employees of Engelhard Corporation, effective August 1, 1985—conformed copy includes amendments through October 2001 (incorporated by reference to Form 10-K filed with the SEC on March 25, 2003).

Exhibit No.	Description
(e)(12)
Deferred Compensation Plan for Directors of Engelhard Corporation, as restated as of May 7, 1987—conformed copy includes amendments through December 2002 (incorporated by reference to Form 10-K filed with the SEC on March 25, 2003).

(e)(13)
Key Employees Stock Bonus Plan of Engelhard Corporation, effective July 1, 1986—conformed copy includes amendments through March 2002 (incorporated by reference to Form 10-K filed with the SEC on March 25, 2003).

(e)(14)
Stock Bonus Plan for Non-Employee Directors of Engelhard Corporation, effective July 1, 1986—conformed copy includes amendments through October 1998 (incorporated by reference to Form 10-K filed with the SEC on March 25, 2003).

(e)(15)	Amendment to Key Employees Stock Bonus Plan of Engelhard Corporation Employees (incorporated by reference to Form 10-Q filed with the SEC on November 8, 2004).
(e)(16)
Engelhard Corporation Directors and Executives Deferred Compensation Plan (1986-1989)—conformed copy includes amendments through December 2001 (incorporated by reference to Form 10-K filed with the SEC on March 25, 2003).

(e)(17)
Engelhard Corporation Directors and Executives Deferred Compensation Plan (1990-1993)—conformed copy includes amendments through December 2001 (incorporated by reference to Form 10-K filed with the SEC on March 25, 2003).

(e)(18)
Retirement Plan for Directors of Engelhard Corporation, effective January 1, 1985—conformed copy includes amendments through April 2000 (incorporated by reference to Form 10-K filed with the SEC on March 25, 2003).

(e)(19)
Supplemental Retirement Program of Engelhard Corporation as amended and restated, effective January 1, 1989—conformed copy includes amendments through February 2001 (incorporated by reference to Form 10-K filed with the SEC on March 25, 2003).

(e)(20)	Amendment to the Supplemental Retirement Program of Engelhard Corporation, effective as of October 2, 2003 (incorporated by reference to Form 10-Q filed with the SEC on November 13, 2003).
(e)(21)	Supplemental Retirement Trust Agreement, effective April 2002 (incorporated by reference to Form 10-K filed with the SEC on March 25, 2003).
(e)(22)
Engelhard Corporation Directors Stock Option Plan as amended and restated, effective May 4, 1995—conformed copy includes amendments through March 2001 (incorporated by reference to Form 10-K filed with the SEC on March 25, 2003).

(e)(23)	Engelhard Corporation Employee Stock Option Plan as amended and restated, effective May 4, 1995 (incorporated by reference to Form 10-K filed with the SEC on March 25, 2003).

Exhibit No.	Description
(e)(24)
Engelhard Corporation Deferred Stock Plan for Non-Employee Directors—conformed copy includes amendments made through December 2002 (incorporated by reference to Form 10-K filed with the SEC on March 25, 2003).

(e)(25)
Form of Stock Option Agreement used pursuant to the Engelhard Corporation Stock Option Plan of 1999 for Certain Key Employees (incorporated by reference to Form 10-Q filed with the SEC on August 6, 2004).

(e)(26)	Form of Stock Option Agreement used pursuant to the Engelhard Corporation 2002 Long Term Incentive Plan (incorporated by reference to Form 10-Q filed with the SEC on August 6, 2004).
(e)(27)
Form of Restricted Share Unit Agreement used pursuant to the Engelhard Corporation 2002 Long Term Incentive Plan Employees (incorporated by reference to Form 10-Q filed with the Securities and Exchange Commission on August 6, 2004).

(e)(28)	Change in Control Agreement for Edward Wolynic, effective January 21, 2006 (incorporated by reference to Form 8-K filed with the SEC on January 23, 2006).
(e)(29)	Salary Continuation Policy (incorporated by reference to Form 8-K filed with the SEC on January 23, 2006).
(e)(30)	Enhanced Salary Continuation Policy (incorporated by reference to Form 8-K filed with the SEC on January 23, 2006).
(e)(31)	Form of letter agreement (incorporated by reference to Form 8-K filed with the SEC on January 23, 2006).
(g)	Not applicable.

*	Filed previously.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

ENGELHARD CORPORATION
By: /s/ Michael A. Sperduto Name: Michael A. Sperduto Title: Vice President and Chief Financial Officer

Dated: May 12, 2006